

December 2, 2013

Xiangqian Li
Chief Executive Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen 518119
People's Republic of China

      Re: China BAK Battery, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2012
              Filed December 31, 2012
              File No. 001-32898

Dear Mr. Li:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/ Martin James

                                    Martin James
                                    Senior Assistant Chief Accountant

Copy: Qixiang Sun, Esq.